                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 2 (FINAL AMENDMENT))


                                XYLAN CORPORATION
                            (NAME OF SUBJECT COMPANY)

                                     ALCATEL
                             ZEUS ACQUISITION CORP.
                                    (BIDDERS)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         PREFERRED SHARE PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)


                                   984151 10 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                  MICHAEL HAASE
                                   ALCATEL USA
                                 1000 COIT ROAD
                               PLANO, TEXAS 75075
                                 (972) 519-6855
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
              NOTICES AND COMMUNICATIONS ON BEHALF OF THE BIDDERS)


                                     COPY TO

                             STANLEY KOMAROFF, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000
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                                 SCHEDULE 14D-1
CUSIP NO. 984151 10 0                                          PAGE 2 OF 3 PAGES

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    1         NAME OF REPORTING PERSON
              Zeus Acquisition Corp.

              S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

                                     Pending
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)X
                                                                   (b)/ /

--------------------------------------------------------------------------------
    3         SEC USE ONLY

--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS*

              AF
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) OR 2(f)                                                     / /

--------------------------------------------------------------------------------
    6 CITIZENSHIP OR PLACE OF ORGANIZATION

      California
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    7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,130,313 shares of Common Stock
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    8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
    9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      approximately 92%
--------------------------------------------------------------------------------
   10 TYPE OF REPORTING PERSON*

      CO
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                                 SCHEDULE 14D-1
CUSIP NO. 984151 10 0                                          PAGE 3 OF 3 PAGES

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON

         Alcatel

         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

         Not applicable

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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) X
                                                                   (b)/ /

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  / /

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
    7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         44,944,557 shares of Common Stock
--------------------------------------------------------------------------------
    8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
                                                                             / /

--------------------------------------------------------------------------------
    9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         Approximately 98%
--------------------------------------------------------------------------------
   10    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

         This Amendment No. 2 (Final Amendment) to the Tender Offer Statement on
Schedule 14D-1 (the "Statement") relates to the offer by Zeus Acquisition Corp., a corporation organized and existing under the laws of the State of California ("Purchaser") and a wholly-owned indirect subsidiary of Alcatel, a corporation organized and existing under the laws of France ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.001 per share (including the associated Preferred Share Purchase Rights) (collectively, the "Shares"), of Xylan Corporation, a corporation organized and existing under the laws of the State of California (the "Company"), at a price of $37.00 per Share, net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated March 8, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed with the Statement as Exhibits (a)(1) and (a)(2), respectively.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6 is hereby amended and supplemented by adding thereto the following:

         At 12:00 midnight, New York City time, on Friday, April 2, 1999, the Offer expired. Based on a preliminary count, 42,130,313 Shares were tendered in the Offer, including 3,163,053 Shares tendered subject to guaranteed delivery procedures. On April 5, 1999, subject to the terms of the Offer, Purchaser accepted for payment all of the Shares validly tendered and not withdrawn prior to the expiration of the Offer, which, together with 2,814,244 Shares owned by a subsidiary of Alcatel, represented approximately 98% of the Shares represented by the Company to be outstanding as of April 1, 1999. A copy of the press release issued by Parent on April 5, 1999 announcing the expiration of the Offer and the acceptance of the validly tendered Shares is attached hereto as Exhibit
(a)(10) and is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

         Item 10 (b)-(c) is hereby amended and supplemented by adding thereto the following:

         On March 30, 1999, the Federal Cartel Office of Germany notified Parent of its clearance decision regarding the Offer.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(10)  Press release issued on April 5, 1999
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        ALCATEL



                                        By:   /s/ Serge Tchuruk
                                             -----------------------------------
                                             Name:  Serge Tchuruk
                                             Title: Chairman and Chief Executive
                                                    Officer

                                        ZEUS ACQUISITION CORP.



                                        By:   /s/   Olivier Houssin
                                             -----------------------------------
                                             Name:  Olivier Houssin
April 5, 1999                                Title: Chairman
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                                  EXHIBIT INDEX

Exhibit No.

(a)(10)  Press release issued on April 5, 1999